Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 24, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of DWS Balanced Fund (the “Fund”) (Reg. Nos. 002-21789 and 811-01236)

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on February 14, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on December 30, 2010.

The Staff’s comments are restated below, followed by the Fund’s responses.

General Comments

1.  General

Comment:  Confirm that applicable general comments recently received from the Staff in correspondence filed with the SEC on [date] and [date] will be incorporated in the Fund’s Registration Statement.

Response: Applicable changes will be reflected in the Fund’s Registration Statement.

Fund Specific Comments

2.  DWS Balanced Fund

a.	Comment: The Staff takes the position that a fund with “Balanced” in its name must invest at least 25% of its assets in equity securities. Please add appropriate disclosure.

Response:  Appropriate disclosure has been added.

b.
Comment:  The first sentence in the Fund’s “Small company risk” section states that “Small company stocks tend to be more volatile than large company stocks.” Consider adding disclosure that small company stocks are also more volatile than “medium company stocks.”

Response:  Appropriate disclosure has been added.

c.
Comment:  Given the Fund’s current size consider eliminating or modifying the sentence in the Fund’s IPO risk disclosure that states “IPOs can have more impact on the performance of a small mutual fund because the number of IPO shares the fund is able to buy may represent a significant portion of its overall portfolio compared to the portfolio of a larger fund.”

Response: The Fund’s IPO risk disclosure has been appropriately modified.

d.	Comment: Performance section is missing a description of the Fund’s additional index.

Response:  Appropriate disclosure has been added.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3357.

Very truly yours,

 /s/Thomas H. Connors
Thomas H. Connors
Director and Senior Counsel

cc.           John Marten, Vedder Price P.C.